EXHIBIT 21

List of Subsidiaries

Name	Jurisdiction of Incorporation
Analogic Limited	Massachusetts
ANALOGIC FOREIGN SALES CORPORATION	U.S. Virgin Islands
Analogic China Holding Limited	Hong Kong
Analogic Holding Luxembourg S.a.r.l.	Luxembourg
Analogic Japan KK	Japan
Analogic Medical Equipment (Shanghai) Co. Ltd.	China
ANA/DVENTURE 3 CORPORATION	Massachusetts
ANADVENTURE DELAWARE, INC.	Delaware
ANALOGIC CANADA CORPORATION	Province of Nova Scotia, Canada
B-K Medical Holding ApS	Denmark
B-K Medical ApS	Denmark
B-K Medical AB	Sweden
B-K Medical Benelux NV/SA	Belgium
Analogic Ultrasound AUS GmbH	Germany
Analogic Italia S.r.L	Italy
B-K Medical Systems, Inc.	Massachusetts
Sound Technology, Inc.	Pennsylvania
Ultrasonix Medical Corporation Ultrasonix Europe Medical Corporation Ltd Ultrasonix Europe MC Ltd.	Province of British Columbia, Canada United Kingdom France